Exhibit 99.1

Qfin Holdings Announces Third Quarter 2025 Unaudited Financial Results

Shanghai, China, November 18, 2025, Qfin Holdings, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qfin Holdings” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Business Highlights

•	As of September 30, 2025, our platform has connected 167 financial institutional partners and 283.7 million consumers*1 with potential credit needs, cumulatively, an increase of 11.6% from 254.3 million a year ago.
•	Cumulative users with approved credit lines*2 were 62.1 million as of September 30, 2025, an increase of 12.6% from 55.2 million as of September 30, 2024.
•	Cumulative borrowers with successful drawdown, including repeat borrowers was 38.1 million as of September 30, 2025, an increase of 15.1% from 33.1 million as of September 30, 2024.
•	In the third quarter of 2025, financial institutional partners originated 22,475,059 loans*3 through our platform.
•	Total facilitation and origination loan volume*4 reached RMB83,280 million, an increase of 1.0% from RMB82,436 million in the same period of 2024 and a decrease of 1.6% from RMB84,609 million in the prior quarter. RMB34,760 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, representing 41.7% of the total, a decrease of 23.4% from RMB45,396 million in the same period of 2024 and a decrease of 0.8% from RMB35,032 million in the prior quarter.
•	Total outstanding loan balance*6 was RMB138,113 million as of September 30, 2025, an increase of 8.1% from RMB127,727 million as of September 30, 2024 and a decrease of 1.4% from RMB140,080 million as of June 30, 2025. RMB66,439 million of such loan balance was under capital-light model, “ICE” and total technology solutions, an decrease of 10.3% from RMB74,078 million as of September 30, 2024 and a decrease of 7.1% from RMB71,530 million as of June 30, 2025.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the third quarter of 2025 was approximately 10.58 months, compared with 10.12 months in the same period of 2024.
•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 2.09% as of September 30, 2025.
•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the third quarter of 2025 was 92.8%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 1,544,020 loans across “V-pocket”, and 20,931,039 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Third Quarter 2025 Financial Highlights

•	Total net revenue was RMB5,205.7 million (US$731.2 million), compared to RMB5,215.9 million in the prior quarter.
•	Net income was RMB1,432.5 million (US$201.2 million), compared to RMB1,730.5 million in the prior quarter.
•	Non-GAAP*9 net income was RMB1,508.2 million (US$211.9 million), compared to RMB1,849.0 million in the prior quarter.
•	Net income per fully diluted American depositary share (“ADS”) was RMB10.80 (US$1.52), compared to RMB12.76 in the prior quarter.
•	Non-GAAP net income per fully diluted ADS was RMB11.36 (US$1.60), compared to RMB13.63 in the prior quarter.

9 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qfin Holdings, commented, “Later part of the third quarter was a rather challenging period of time as we continued to adjust our operations to cope with macro uncertainties and the latest regulatory changes. We continued to see further fluctuation in overall risk levels as liquidity issues in high-risk segments caused ripple effect across the consumer finance industry, despite our effort to mitigate the risks by tightening risk standards in the middle of the quarter. We will remain prudent in our business planning as the industry settles under the new regulatory structure in the following quarters.

In the first three quarters of the year, we issued nearly RMB18.9 billion ABS, an over 40% increase over the same period last year. Our blended funding cost remained at historical low despite somewhat tightening industry liquidity. Approximately 48% of the quarter-end loan balance was under the capital-light model, ICE and total technology solutions, as we continued to make necessary adjustments to our business mix to reflect the changing industry dynamic. We expect such adjustment to continue in the coming quarters as we aim to optimize our business mix under the new operating environment.

As macro challenges and uncertainties persist, we will continue to try to maintain resilience of our baseline business. Meanwhile, the drastically changing environment also present us opportunities to further streamline our operations and optimize resource allocation in the near term, and capture new growth curves when industry recovers in the long run.”

“We delivered another quarter of solid financial results despite a rapidly changing uncertain macro environment. For the third quarter, total revenue was RMB5.21 billion and Non-GAAP net income was RMB1.51 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “We also generated approximately RMB2.50 billion in cash from operations in the quarter. Total cash*10 and short-term investment was approximately RMB14.3 billion at the end of the third quarter. Our strong financial position should enable us to navigate through this particularly challenging environment, achieve our transitional goals and also meet our commitment and obligations to the market.”

Mr. Yan Zheng, Chief Risk Officer, added, “In the third quarter, we observed increased fluctuation in portfolio risks as macro headwinds and regulatory uncertainties continued to impact users’ financial wellbeing and reduce liquidity in the high-risk segment. Among key leading indicators, Day-1 delinquency rate*11 was 5.5% in the third quarter, and 30-day collection rate*12 was 85.7%. As we further tightened our risk standard in September and October, new loans’ risk performance shows signs of stabilization and marginal improvement in the most recent data. However, we expect to see continued risk fluctuation in the next few months as underperformance of prior loans may continue to overweigh the improvement of the new loans till the mix reverses.”

10 Including “Cash and cash equivalents”, “Restricted cash” and “Security deposit prepaid to third-party guarantee companies”.

11 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

12 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

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Third Quarter 2025 Financial Results

Total net revenue was RMB5,205.7 million (US$731.2 million), compared to RMB4,370.2 million in the same period of 2024, and RMB5,215.9 million in the prior quarter.

Net revenue from Credit Driven Services was RMB3,868.6 million (US$543.4 million), compared to RMB2,901.0 million in the same period of 2024, and RMB3,565.5 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB513.9 million (US$72.2 million), compared to RMB258.7 million in the same period of 2024 and RMB460.9 million in the prior quarter. The year-over-year and sequential increases were primarily driven by the increases in capital-heavy loan facilitation volume.

Financing income*13 was RMB2,340.6 million (US$328.8 million), compared to RMB1,744.1 million in the same period of 2024 and RMB2,205.0 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in the average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB912.8 million (US$128.2 million), compared to RMB794.6 million in the same period of 2024, and RMB805.3 million in the prior quarter. The year-over-year and sequential increases were in line with the increases of the average outstanding balance of off-balance-sheet capital-heavy loans.

Other services fees were RMB101.2 million (US$14.2 million), compared to RMB103.7 million in the same period of 2024, and RMB94.5 million in the prior quarter. The sequential increase was primarily due to an increase in the late payment fees under the credit driven services.

Net revenue from Platform Services was RMB1,337.1 million (US$187.8 million), compared to RMB1,469.1 million in the same period of 2024 and RMB1,650.3 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB263.1 million (US$37.0 million), compared to RMB574.6 million in the same period of 2024 and RMB326.8 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-light loan facilitation volume.

Referral services fees were RMB648.1 million (US$91.0 million), compared to RMB763.1 million in the same period of 2024 and RMB986.4 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in loan facilitation volume through ICE.

Other services fees were RMB425.9 million (US$59.8 million), compared to RMB131.4 million in the same period of 2024 and RMB337.1 million in the prior quarter. The year-over-year and sequential increases were primarily due to the increases in other value-added services under platform services.

Total operating costs and expenses were RMB3,505.6 million (US$492.4 million), compared to RMB2,081.0 million in the same period of 2024 and RMB3,079.7 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB760.6 million (US$106.8 million), compared to RMB707.9 million in the same period of 2024 and RMB781.0 million in the prior quarter. The year-over-year increase was primarily due to higher collection fees.

Funding costs were RMB142.8 million (US$20.1 million), compared to RMB146.8 million in the same period of 2024 and RMB142.1 million in the prior quarter. The year-over-year decrease was primarily due to lower average costs of ABS issuance, partially offsetting by the increase in fundings from ABS.

Sales and marketing expenses were RMB664.8 million (US$93.4 million), compared to RMB419.9 million in the same period of 2024 and RMB662.7 million in the prior quarter. The year-over-year increase was primarily due to the increase in the allocation of marketing resources to embedded finance channels and content feed advertisements to generate more effective leads.

General and administrative expenses were RMB143.8 million (US$20.2 million), compared to RMB92.0 million in the same period of 2024 and RMB175.9 million in the prior quarter. The year-over-year and sequential changes mainly reflected the changes in share-based compensations.

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Provision for loans receivable was RMB837.8 million (US$117.7 million), compared to RMB477.5 million in the same period of 2024 and RMB773.8 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. Furthermore, the year-over-year increase was also due to the increase in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable was RMB81.9 million (US$11.5 million), compared to RMB64.4 million in the same period of 2024 and RMB66.6 million in the prior quarter. The year-over-year and sequential increases were primarily due to the increases in capital-heavy loan facilitation volume and the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB100.9 million (US$14.2 million), compared to RMB108.8 million in the same period of 2024 and RMB79.9 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and the changes in capital-heavy and capital-light loan facilitation volume.

Provision for contingent liability was RMB773.1 million (US$108.6 million), compared to RMB63.6 million in the same period of 2024 and RMB397.6 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,700.1 million (US$238.8 million), compared to RMB2,289.2 million in the same period of 2024 and RMB2,136.2 million in the prior quarter.

Non-GAAP income from operations was RMB1,775.9 million (US$249.5 million), compared to RMB2,315.5 million in the same period of 2024 and RMB2,254.7 million in the prior quarter.

Operating margin was 32.7%. Non-GAAP operating margin was 34.1%.

Income before income tax expense was RMB1,831.3 million (US$257.2 million), compared to RMB2,356.9 million in the same period of 2024 and RMB2,172.0 million in the prior quarter.

Income taxes expense was RMB398.8 million (US$56.0 million), compared to RMB558.1 million in the same period of 2024 and RMB441.5 million in the prior quarter.

Net income was RMB1,432.5 million (US$201.2 million), compared to RMB1,798.8 million in the same period of 2024 and RMB1,730.5 million in the prior quarter.

Non-GAAP net income was RMB1,508.2 million (US$211.9 million), compared to RMB1,825.1 million in the same period of 2024 and RMB1,849.0 million in the prior quarter.

Net income margin was 27.5%. Non-GAAP net income margin was 29.0%.

Net income attributed to the Company was RMB1,436.0 million (US$201.7 million), compared to RMB1,802.9 million in the same period of 2024 and RMB1,734.0 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,511.8 million (US$212.4 million), compared to RMB1,829.2 million in the same period of 2024 and RMB1,852.5 million in the prior quarter.

Net income per fully diluted ADS was RMB10.80 (US$1.52).

Non-GAAP net income per fully diluted ADS was RMB11.36 (US$1.60).

Weighted average basic ADS used in calculating GAAP net income per ADS was 130.97 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 133.05 million.

Ordinary shares outstanding as of September 30, 2025 was 260,370,224.

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13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Update on Share Repurchase

On November 19, 2024, the Board approved a share repurchase plan (the “2025 Share Repurchase Plan”) whereby the Company is authorized to repurchase up to US$450 million worth of its ADSs or Class A ordinary shares over the next 12 months starting from January 1, 2025.

As of November 18, 2025, the Company had in aggregate purchased approximately 7.3 million ADSs on the open market for a total amount of approximately US$281 million (inclusive of commissions) at an average price of US$38.7 per ADS pursuant to the 2025 Share Repurchase Plan.

Business Outlook

As macro environment uncertainties persist, the Company intends to put risk control as top priority for the time being and maintain a prudent approach in its business planning for the next couple of quarters. As such, for the fourth quarter of 2025, the Company expects to generate a net income between RMB0.92 billion and RMB1.12 billion and a non-GAAP net income*14 between RMB1.0 billion and RMB1.2 billion, representing a year-on-year decline between 39% and 49%. For full year 2025, the Company expects to generate a net income between RMB5.88 billion and RMB6.08 billion and a non-GAAP net income between RMB6.28 billion and RMB6.48 billion, representing a year-on-year change of -2% to +1%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

14 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qfin Holdings’ management team will host an earnings conference call at 7:30 PM U.S. Eastern Time on Tuesday, November 18, 2025 (8:30 AM Beijing Time on Wednesday, November 19, 2025).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10051202-aikhpy.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at https://ir.qfin.com.

About Qfin Holdings

Qfin Holdings is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

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For more information, please visit: https://ir.qfin.com.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qfin Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qfin Holdings’ filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qfin Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qfin Holdings

E-mail: ir@qfin.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,452,416	6,523,574	916,361
Restricted cash	2,353,384	3,101,567	435,675
Short term investments	3,394,073	4,398,748	617,888
Security deposit prepaid to third-party guarantee companies	162,617	321,277	45,130
Funds receivable from third party payment service providers	462,112	487,130	68,427
Accounts receivable and contract assets, net	2,214,530	1,993,631	280,044
Financial assets receivable, net	1,553,912	1,898,621	266,698
Amounts due from related parties	8,510	2,708	380
Loans receivable, net	26,714,428	35,150,170	4,937,515
Prepaid expenses and other assets	1,464,586	1,669,105	234,458
Total current assets	42,780,568	55,546,531	7,802,576
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	27,132	23,786	3,341
Financial assets receivable, net-noncurrent	170,779	268,942	37,778
Amounts due from related parties	51	32	4
Loans receivable, net-noncurrent	2,537,749	2,455,702	344,950
Property and equipment, net	362,774	575,732	80,873
Land use rights, net	956,738	971,653	136,487
Intangible assets	11,818	10,656	1,497
Goodwill	42,414	45,221	6,352
Deferred tax assets	1,206,325	1,407,548	197,717
Other non-current assets	36,270	143,262	20,124
Total non-current assets	5,352,050	5,902,534	829,123
TOTAL ASSETS	48,132,618	61,449,065	8,631,699

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,188,454	8,677,601	1,218,935
Accrued expenses and other current liabilities	2,492,921	2,883,282	405,012
Amounts due to related parties	67,495	83,035	11,664
Short term loans	1,369,939	1,491,757	209,546
Guarantee liabilities-stand ready	2,383,202	2,780,477	390,571
Guarantee liabilities-contingent	1,820,350	2,214,073	311,009
Income tax payable	1,040,687	771,700	108,400
Other tax payable	109,161	22,006	3,091
Total current liabilities	17,472,209	18,923,931	2,658,228
Non-current liabilities:
Deferred tax liabilities	439,435	741,558	104,166
Payable to investors of the consolidated trusts-noncurrent	5,719,600	12,049,800	1,692,625
Convertible senior notes	-	4,834,624	679,116
Other long-term liabilities	255,155	596,975	83,857
Total non-current liabilities	6,414,190	18,222,957	2,559,764
TOTAL LIABILITIES	23,886,399	37,146,888	5,217,992
TOTAL QFIN HOLDINGS, INC EQUITY	24,190,043	24,256,604	3,407,305
Noncontrolling interests	56,176	45,573	6,402
TOTAL EQUITY	24,246,219	24,302,177	3,413,707
TOTAL LIABILITIES AND EQUITY	48,132,618	61,449,065	8,631,699

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,901,040	3,868,600	543,420	8,829,527	10,545,015	1,481,249
Loan facilitation and servicing fees-capital heavy	258,717	513,941	72,193	653,556	1,404,574	197,299
Financing income	1,744,075	2,340,610	328,784	4,969,171	6,362,794	893,776
Revenue from releasing of guarantee liabilities	794,586	912,827	128,224	2,933,190	2,496,321	350,656
Other services fees	103,662	101,222	14,219	273,610	281,326	39,518
Platform services	1,469,118	1,337,140	187,827	3,853,877	4,567,317	641,567
Loan facilitation and servicing fees-capital light	574,615	263,097	36,957	1,601,735	963,635	135,361
Referral services fees	763,115	648,116	91,040	1,935,430	2,639,134	370,717
Other services fees	131,388	425,927	59,830	316,712	964,548	135,489
Total net revenue	4,370,158	5,205,740	731,247	12,683,404	15,112,332	2,122,816
Facilitation, origination and servicing	707,859	760,643	106,847	2,166,045	2,256,164	316,921
Funding costs	146,829	142,787	20,057	464,094	407,562	57,250
Sales and marketing	419,936	664,814	93,386	1,201,941	1,918,994	269,559
General and administrative	91,975	143,819	20,202	293,444	516,180	72,507
Provision for loans receivable	477,541	837,754	117,679	2,174,970	2,434,790	342,013
Provision for financial assets receivable	64,437	81,885	11,502	233,606	188,379	26,461
Provision for accounts receivable and contract assets	108,792	100,867	14,169	344,031	249,217	35,007
Provision for contingent liabilities	63,635	773,077	108,593	167,032	1,330,034	186,829
Total operating costs and expenses	2,081,004	3,505,646	492,435	7,045,163	9,301,320	1,306,547
Income from operations	2,289,154	1,700,094	238,812	5,638,241	5,811,012	816,269
Interest income, net	66,019	82,616	11,605	162,064	223,655	31,417
Foreign exchange (loss) gain	(1,410)	15,275	2,146	(1,168)	125,847	17,678
Fair value change of derivatives	-	43,563	6,119	-	(126,844)	(17,818)
Other income (expense), net	3,178	(10,253)	(1,440)	160,576	189,856	26,669
Income before income tax expense	2,356,941	1,831,295	257,242	5,959,713	6,223,526	874,215
Income taxes expense	(558,144)	(398,834)	(56,024)	(1,624,264)	(1,263,986)	(177,551)
Net income	1,798,797	1,432,461	201,218	4,335,449	4,959,540	696,664
Net loss attributable to noncontrolling interests	4,065	3,512	493	12,228	10,602	1,489
Net income attributable to ordinary shareholders of the Company	1,802,862	1,435,973	201,711	4,347,677	4,970,142	698,153
Net income per ordinary share attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	6.20	5.48	0.77	14.39	18.44	2.59
Diluted	6.09	5.40	0.76	14.11	18.02	2.53

Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	12.40	10.96	1.54	28.78	36.88	5.18
Diluted	12.18	10.80	1.52	28.22	36.04	5.06

Weighted average shares used in calculating net income per ordinary share
Basic	290,601,938	261,942,550	261,942,550	302,088,098	269,511,469	269,511,469
Diluted	296,205,651	266,095,625	266,095,625	308,157,887	275,875,806	275,875,806

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	2,371,822	2,501,435	351,374	6,291,705	7,929,124	1,113,797
Net cash used in investing activities	(2,929,892)	(645,552)	(90,680)	(7,048,470)	(12,076,880)	(1,696,429)
Net cash (used in) provided by financing activities	(1,248,749)	(448,664)	(63,023)	(240,947)	6,996,012	982,724
Effect of foreign exchange rate changes	(23,638)	5,496	772	(19,428)	(28,915)	(4,061)
Net (decrease) increase in cash and cash equivalents	(1,830,457)	1,412,715	198,443	(1,017,140)	2,819,341	396,031
Cash, cash equivalents, and restricted cash, beginning of period	8,372,314	8,212,426	1,153,593	7,558,997	6,805,800	956,005
Cash, cash equivalents, and restricted cash, end of period	6,541,857	9,625,141	1,352,036	6,541,857	9,625,141	1,352,036

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Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Net income	1,798,797	1,432,461	201,218
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(102,976)	(22,076)	(3,101)
Other comprehensive loss	(102,976)	(22,076)	(3,101)
Total comprehensive income	1,695,821	1,410,385	198,117
Comprehensive loss attributable to noncontrolling interests	4,065	3,512	493
Comprehensive income attributable to ordinary shareholders	1,699,886	1,413,897	198,610

	Nine months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Net income	4,335,449	4,959,540	696,664
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(99,076)	(156,642)	(22,003)
Other comprehensive loss	(99,076)	(156,642)	(22,003)
Total comprehensive income	4,236,373	4,802,898	674,661
Comprehensive loss attributable to noncontrolling interests	12,228	10,602	1,489
Comprehensive income attributable to ordinary shareholders	4,248,601	4,813,500	676,150

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,798,797	1,432,461	201,218
Add: Share-based compensation expenses	26,339	75,783	10,645
Non-GAAP net income	1,825,136	1,508,244	211,863
GAAP net income margin	41.2%	27.5%
Non-GAAP net income margin	41.8%	29.0%

Net income attributable to shareholders of Qfin Holdings, Inc.	1,802,862	1,435,973	201,711
Add: Share-based compensation expenses	26,339	75,783	10,645
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	1,829,201	1,511,756	212,356
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	148,102,826	133,047,813	133,047,813
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	12.18	10.80	1.52
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	12.35	11.36	1.60

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	2,289,154	1,700,094	238,812
Add: Share-based compensation expenses	26,339	75,783	10,645
Non-GAAP Income from operations	2,315,493	1,775,877	249,457
GAAP operating margin	52.4%	32.7%
Non-GAAP operating margin	53.0%	34.1%

	Nine months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	4,335,449	4,959,540	696,664
Add: Share-based compensation expenses	107,893	323,881	45,495
Non-GAAP net income	4,443,342	5,283,421	742,159
GAAP net income margin	34.2%	32.8%
Non-GAAP net income margin	35.0%	35.0%

Net income attributable to shareholders of Qfin Holdings, Inc.	4,347,677	4,970,142	698,153
Add: Share-based compensation expenses	107,893	323,881	45,495
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	4,455,570	5,294,023	743,648
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	154,078,944	137,937,903	137,937,903
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	28.22	36.04	5.06
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	28.92	38.38	5.39

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	5,638,241	5,811,012	816,269
Add: Share-based compensation expenses	107,893	323,881	45,495
Non-GAAP Income from operations	5,746,134	6,134,893	861,764
GAAP operating margin	44.5%	38.5%
Non-GAAP operating margin	45.3%	40.6%

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